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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 24, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

File No. 333-268985

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments provided by David Manion on January 3, 2023 and by Raymond Be on January 19, 2023 with respect to the review of the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on December 23, 2022 on Form N-14 (the “Information Statement/Prospectus”), which is related to the proposed reorganization of Harbor High-Yield Bond Fund (the “Acquired Fund”), a series of Harbor Funds (the “Acquired Fund Trust”), into Harbor Scientific Alpha High-Yield ETF (the “Acquiring Fund”), a series of the Registrant.

Set forth below are the staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.

Accounting Comments Provided by David Manion on January 3, 2023

COMMENT 1	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please disclose the dollar amount estimate of the costs of the Reorganization.

Response:	The Registrant has revised the disclosure under “What are the costs associated with the Reorganization?” to include the following:

“The estimated Reorganization Costs of the Reorganization are $213,000.”

January 24, 2023 Page 2

COMMENT 2	(Information Statement/Prospectus – Information About the Transaction)

Please revise the disclosure to include additional detail regarding the repositioning of the Acquired Fund’s portfolio that is expected to take place in advance of the Reorganization. Specifically, please include the estimated percentage of the Acquired Fund’s portfolio that will be repositioned prior to the Reorganization and because of the Reorganization. If this percentage exceeds 10%, please include additional narrative disclosure concerning the reasons for and nature of the repositioning.

Response:

It is expected that 91% of the Acquired Fund’s portfolio will be repositioned prior to the Reorganization. The Registrant has added the following disclosure in response to this comment under in a new Q&A entitled “How much of the Acquired Fund’s portfolio will be repositioned in connection with the Reorganization?”:

“The Adviser estimates that 91% of the Acquired Fund’s portfolio will be repositioned prior to the Reorganization. The Adviser notes that the Acquired Fund and Acquiring Fund are managed by different subadvisers and therefore, while both principally invest in high-yield bonds, the Funds have different investment profiles. For example, the Acquired Fund’s investment universe, unlike that of the Acquiring Fund, includes non-high-yield bonds such as bank loans and convertible securities, and the portfolio reflects an overweight to bonds of shorter maturities. The Acquired Fund also invests in high-yield bonds of issuers with and without public equity outstanding whereas the Acquiring Fund generally only invests in high-yield bonds of issuers with public equity outstanding. The Acquiring Fund is managed with an emphasis on adding value relative to the benchmark with security selection and minimizing the contributions to relative performance from decisions to own out of benchmark securities and to over- or underweight bonds in certain sectors, duration ranges, or quality tiers. Accordingly, it is expected that the Acquired Fund’s investment in high-yield bonds of issuers without public equity outstanding and non-high-yield bond investments including bank loans and convertible securities will be sold prior to the Reorganization. Further, it is expected that the Acquired Fund’s portfolio will be repositioned so that its duration is in line with the benchmark.

For additional information regarding the subadvisers’ investment strategies, see “How do the Funds compare?” below.”

COMMENT 3	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please include additional disclosure regarding the tax consequences of the Reorganization, specifically with respect to the Acquired Fund’s portfolio’s capital gains and losses, and whether the Acquired Fund has any capital carryforward losses that could help offset any such capital gains.

Response:	The Registrant has incorporated this comment and revised the disclosure under the section titled “Will the Reorganization have tax consequences?” as follows:

January 24, 2023 Page 3

“The Acquired Fund will declare a final dividend to distribute any undistributed net taxable gains (including any gains with respect to the realignment of its portfolio) prior to the Closing Date, which distribution may be taxable to shareholders of the Acquired Fund. The distribution is currently estimated to be minimal as the Acquired Fund has realized and unrealized losses in its portfolio ~~in an amount sufficient to offset some or all of the portfolio’s realized gain and unrealized net gains~~. Additionally, as of October 31, 2022, the Acquired Fund had a capital loss carryforward of $90,247,412, which is available to offset any gains.”

COMMENT 4	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please include performance figures for the Acquired Fund and Acquiring Fund that are stated as of December 31, 2022.

Response:	The Registrant confirms that the definitive filing will include updated performance information as of December 31, 2022 for both Funds. Please see the Attachment for the disclosure to be included.

COMMENT 5	(Information Statement/Prospectus – Information About the Transaction)

Please update the dollar amounts in the capitalization table to reflect any known pro forma adjustments, or if there are no known pro forma adjustments, please state this in the disclosure.

Response:	The Registrant is not aware of any pro forma adjustments. Accordingly, the Registrant has incorporated this comment by adding the following disclosure as a footnote to the capitalization table:

“The dollar amounts listed are presented without any pro forma adjustments.”

COMMENT 6	(Information Statement/Prospectus – Information About the Transaction)

Please include a footnote to the capitalization table stating that the outstanding shares of the combined fund on a pro forma basis have been adjusted to reflect the capitalization of the Acquiring Fund. The footnote should explain why the sum of the outstanding shares of the Acquired Fund and Acquiring Fund does not equal the outstanding shares of the Pro Forma Combined Fund.

Response:	The Registrant has incorporated this comment and added the following disclosure in a footnote to the capitalization table:

“The total shares outstanding for the Pro Forma Combined Fund have been adjusted to reflect the Acquiring Fund’s capitalization. Therefore, the total shares outstanding for the Pro Forma Combined Fund do not equal the sum of the outstanding shares of the Acquired Fund and the Acquiring Fund prior to the Reorganization, as the Acquired Fund and Acquiring Fund have different NAV

January 24, 2023 Page 4

per share amounts and the Combined Fund will have the NAV per share of the Acquiring Fund.”

COMMENT 7	(Statement of Additional Information – Supplemental Financial Information)

Please include the estimated percentage of the Acquired Fund’s portfolio that will be repositioned prior to the Reorganization because of the Reorganization.

Response:	The Registrant has incorporated this comment and added the following disclosure:

“The Adviser estimates that 91% of the portfolio of the Acquired Fund will be repositioned prior to the Reorganization.”

COMMENT 8	(Statement of Additional Information – Supplemental Financial Information)

Please confirm that there are no material differences in the valuation and taxation policies of the Acquired Fund as compared to those of the Acquiring Fund, including any that would result from the Reorganization. After confirmation, please update to state that there will be no material differences in these policies of the Acquired Fund as compared to those of the Acquiring Fund.

Response:

The Registrant confirms that there are no material differences in the valuation and taxation policies of the of the Acquired Fund as compared to those of the Acquiring Fund. The Registrant has revised the disclosure to read:

“There are no material differences in accounting, valuation, and taxation policies of the Acquired Fund as compared to those of the Acquiring Fund.”

Legal Comments Provided by Raymond Be on January 19, 2023

COMMENT 9	(Shareholder Letter)

Please supplementally provide the analysis supporting the conclusion that the Reorganization does not require shareholder approval. In connection therewith, please specifically address Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

January 24, 2023 Page 5

Response:

Section 17(a) of the 1940 Act prohibits an affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property.[1] Rule 17a-8 under the 1940 Act exempts a reorganization from the prohibitions of Section 17(a) if the board of each participating fund makes certain specific findings with respect to such fund.[2] Specifically, Rule 17a-8 provides that in a merger or consolidation involving registered investment companies that may be first or second tier affiliated persons of each other, the transaction is exempt from Section 17(a) provided that the board members of each participating affiliated investment company, including a majority of the board members who are not “interested persons” of any investment company participating in the reorganization, as defined in Section 2(a)(19) of the 1940 Act, determine:

•	that participation in the reorganization is in the best interests of that investment company; and

•	that the interests of existing shareholders of that investment company will not be diluted as a result of the reorganization.[3]

The Board’s considerations are discussed under “Background and Reasons for the Reorganization” in the Information Statement/Prospectus, which describe the factors that the Board weighed. The Board, including all of the Independent Trustees, has concluded that the Reorganization is in the best interests of the Acquired Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization.

Under Rule 17a-8(a)(3), shareholder approval is not required if the Reorganization meets the following conditions:

•

Condition 1: Fundamental Investment Policies. No fundamental policy of the Acquired Fund (i.e., a policy that, under Section 13 of the 1940 Act, can be changed only with a vote of a majority of its outstanding voting securities) materially differs from a fundamental policy of the Acquiring Fund.

•

Condition 2: Advisory Contracts. The advisory contract between the Acquired Fund and any investment adviser thereof does not materially differ from the advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

•

Condition 3: Continuity of Independent Board Members. The independent board members overseeing the Acquired Fund who were elected by shareholders will comprise a majority of the independent board members overseeing the Acquiring Fund.

[1]

Under Section 2(a)(3) of the 1940 Act, an “affiliated person” includes any person directly or indirectly controlling, controlled by, or under common control with, such other person. In the case of an investment company, its investment adviser and any subadviser also are deemed to be affiliated persons of the investment company, but the investment company is not an affiliated person of its investment adviser or subadviser absent another source of affiliation, such as control.

[2]	See, e.g., Rule 17a-8 under the 1940 Act; Investment Company Mergers, Release No. IC-25666 (July 18, 2002) (adopting amendments to Rule 17a-8).
[3]

See Investment Company Mergers, Release No. IC-25259 (Nov. 8, 2001) at 5. The SEC noted that “most mergers are effected on the basis of each merging portfolio’s net asset value, as determined for the purpose of daily pricing under our rules. The transparency of share value at which mergers occur reduces considerably the opportunity for affiliated persons to take advantage of the fund by mispricing the transaction.” Id.

January 24, 2023 Page 6

•

Condition 4: Rule 12b-1 Fees. Any distribution fees authorized to be paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees authorized to be paid by the Acquired Fund pursuant to such a Rule 12b-1 plan.

The Acquired Fund and the Acquiring Fund have materially the same fundamental investment policies and the independent board members overseeing the Acquired Fund who were elected by shareholders comprise a majority of the independent board members overseeing the Acquiring Fund. In addition, while the Acquiring Fund has a Rule 12b-1 plan that permits the payment of 12b-1 fees at an annual rate up to 0.25% of the Fund’s assets, such fees are not currently being charged and the Rule 12b-1 plan is being terminated in connection with the Reorganization. Accordingly, conditions 1, 3 and 4 above are satisfied.

With respect to Condition 2, Harbor Capital serves as the investment adviser to both the Acquired Fund and the Acquiring Fund pursuant to separate investment advisory agreements. The management fee rate and structure of the management fee paid to Harbor Capital under the Acquired Fund’s and Acquiring Fund’s advisory agreements differ. The contractual management fee rate paid by the Acquiring Fund to Harbor Capital is structured as a “unitary fee” under which Harbor Capital pays all of the operating expenses of the Acquiring Fund, except for (i) the fee payment under the advisory agreement; (ii) payments under the Acquiring Fund’s 12b-1 plan (as noted below, the Board is being asked to terminate the Acquiring Fund’s 12b-1 plan); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Acquiring Fund; (vii) costs of holding shareholder meetings; (viii) any gains or losses attributable to investments under a deferred compensation plan for Trustees who are not “interested persons” of the Trust; and (ix) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Acquiring Fund’s business. Under the terms of the Acquired Fund’s advisory agreement, Harbor Capital generally does not pay the expenses of the Acquired Fund.

Other than with respect to the identity of the funds, management fee structure and management fee rate, there are no material differences between the advisory agreements of the Acquired Fund and Acquiring Fund. Because the fee rate payable by the Acquiring Fund is lower than that of the Acquired Fund and because the Acquiring Fund’s management fee is structured as a unitary fee whereby Harbor Capital pays most of the expenses of the Fund with certain exceptions, the Registrant does not believe that these differences trigger shareholder approval under Rule 17a-8(a)(3).4

[4]

The purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by accomplishing, by a reorganization, changes that could not otherwise have been implemented without shareholder approval. The Registrant notes that the Acquired Fund and Harbor Capital could, without shareholder approval, reduce the fee rate payable by the Acquired Fund, consistent with applicable SEC staff guidance. See e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993) and R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000), each relating to amendments reducing investment advisory fees without prior shareholder approval.

January 24, 2023 Page 7

The Registrant notes that Shenkman Capital Management, Inc. (“Shenkman Capital”) serves as the subadviser to the Acquired Fund and BlueCove Limited (“BlueCove”) serves as the subadviser to the Acquiring Fund, and that certain differences between the subadvisory agreements, including the identity of the subadviser, could be deemed to be material. Nonetheless, the Registrant does not believe that these differences trigger shareholder approval under Rule 17a-8(a)(3). As noted, the purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by accomplishing, by a reorganization, changes that could not otherwise have been implemented without shareholder approval. However, Harbor Capital and the Registrant have obtained an exemptive order from the SEC that permits Harbor Capital to hire and replace subadvisers or materially modify subadvisory agreements without shareholder approval (the “Manager of Managers Relief”). Accordingly, the Registrant believes that Rule 17a-8 should not be interpreted to require shareholder approval of the Reorganization because the Manager of Managers Relief would permit the Adviser to terminate Shenkman Capital and enter into a contract with BlueCove, the Acquiring Fund’s current subadviser, without shareholder approval. Thus, the Reorganization does not directly or indirectly entail any change that could not otherwise have been accomplished without shareholder approval. For these reasons, the Reorganization meets the conditions of Rule 17a-8(a)(3) and does not require shareholder approval.

The Registrant further notes that the organizational documents of the Registrant and the Acquired Fund Trust allow for reorganizations without shareholder approval.

COMMENT 10	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please explain which securities the Acquired Fund expects to sell and why. Please also state what percentage of the overall portfolio these securities represent.

Response:	See response to comment 2 above.

COMMENT 11	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please supplementally explain what the tax implications of Acquired Fund fund direct IRA shareholders receiving a cash payment equal in value to the net asset value of Acquired Fund shares will be. To the extent such shareholders may experience significant negative implications, highlight this in an appropriate location and include this information in a separate Q&A.

January 24, 2023 Page 8

Response:

The Registrant notes that significant outreach has been undertaken with respect to fund direct IRA shareholders of the Acquired Fund to advise such shareholders of the potential tax consequences related to the Reorganization. The Registrant further notes that each fund direct IRA shareholder has been sent an electronic or physical letter communication regarding the Reorganization and each such shareholder has been attempted to be contacted via telephone as well.

The Registrant has revised the second paragraph of the disclosure under “What will happen to my shares of the Acquired Fund as a result of the Reorganization?” as follows:

“On the Closing Date of the Reorganization, as defined below, shareholders of each class of the Acquired Fund will receive shares of the Acquiring Fund and, in some cases, cash that combined with the shares have the same value as their shares of the Acquired Fund on that date. For any fractional shares of the Acquired Fund owned by a shareholder at the time of the Reorganization, such shareholder shall receive a cash payment in lieu of fractional shares of the Acquiring Fund, which cash payment may be taxable. If you do not hold your shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund on the Closing Date of the Reorganization, your shares will be held by a stock transfer agent until a brokerage account is identified or the account is converted to cash (subject to applicable federal or state laws concerning unclaimed property). If you hold your shares of the Acquired Fund through a fund direct IRA and do not take action prior to the Reorganization, you will receive a cash payment equal in value to the NAV of such Acquired Fund shares. ~~Please refer to Question 4 below for more information.~~ If you hold your shares of the Acquired Fund through another type of retirement account and do not take action prior to the Reorganization, you may receive a cash payment equal in value to the NAV of such Acquired Fund shares. Receipt of cash may be taxable, including to shareholders of the Acquired Fund who hold their shares in fund direct IRA or other retirement accounts. In addition to being treated as taxable income, in some cases, the cash payment may also be subject to a 10% early distribution tax. Please refer to Question 4 below for more information.”

The Registrant has also incorporated this comment by revising the disclosure under “What do I need to do to prepare for the Reorganization?” as follows:

“In some cases, the return of cash or the transfer of your investment may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Different tax considerations apply to you if you hold your shares of the Acquired Fund through a fund direct IRA or other retirement account and exchange your Acquired Fund shares for cash. Such exchange for cash may be treated as a taxable withdrawal or other taxable distribution by the IRA or other retirement account to you. In some cases, such withdrawals or distributions may also be subject to a 10% early distribution tax. Please consult with your financial intermediary for more information on the impact that the Reorganization will have on you and your investments.”

January 24, 2023 Page 9

COMMENT 12	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please supplementally explain the extent to which the Acquired Fund expects it will experience tax efficiency, given that the Acquiring Fund will effect some or all of its creations and redemptions for cash rather than in-kind. To the extent it does not expect significant tax efficiency, please revise to explain the level of tax efficiency.

Response:

The Registrant notes that, wherever possible, the Acquiring Fund seeks to effect redemptions in a tax-efficient manner. As such, the Registrant believes that the Acquiring Fund offers to the potential for enhanced tax efficiency relative to the Acquired Fund. Accordingly, the Registrant believes that the current disclosure is appropriate.

COMMENT 13	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

The disclosure states that the Acquiring Fund invests primarily in U.S. dollar denominated securities. Please explain what this means with respect to the word “primarily.” Please also ensure that the disclosure explains differences between the Funds in terms of investment allocations and related risks.

Response:	The Registrant has revised the disclosure as follows:

“Only U.S. dollar denominated securities are considered for investment in the Acquired Fund, while the Acquiring Fund invests primarily in U.S. dollar denominated securities (typically at least 60% of its assets, though this many vary from time to time).”

See also response to comment 14 below.

COMMENT 14	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

In the comparison table, please highlight the key differences between the two funds, including the different approaches taken by the subadvisers. Please explain the implications of the Reorganization in this respect (i.e., how is the nature and risk of a shareholder’s investment changing as a result of the Reorganization). This disclosure should address, for example, each subadviser’s approach to investing in junk bonds and which approach has a higher risk level.

Response:	The two paragraphs immediately preceding the table have been revised to state as follows:

January 24, 2023 Page 10

“~~BlueCove’s~~While both Funds focus on investing in the high-yield market, the different investment ~~process~~approaches utilized by the Funds’ subadvisers result in different portfolio positioning and risks. BlueCove uses quantitative models based on market data and other metrics for Acquiring Fund portfolio selection, while Shenkman performs bottom-up fundamental analysis to choose investments for the Acquired Fund~~, which involves weighing various factors, including analysis of investment risks, assessment of industry standing, and qualitative evaluation of company management~~. From an investment positioning perspective, BlueCove typically seeks to have a risk profile similar to the Acquiring Fund’s benchmark (ICE BofA US High Yield Index), while Shenkman Capital consistently has a lower risk profile than the Acquired Fund’s benchmark, which is itself less risky (the ICE BofA US Non-Distressed High Yield Index). The Acquired Fund’s portfolio is also generally more diversified than the Acquiring Fund’s portfolio. However, as noted above, the Acquired Fund invests a portion of its assets in bank loans and convertible securities, while the Acquiring Fund does not. Over time, the Adviser expects the absolute risk profile of the Acquiring Fund to be higher than that of the Acquired Fund but expects the Acquiring Fund’s relative risk profile (i.e., tracking error relative to the benchmark) to be more consistent.

~~The~~While the Principal Risks of investing in the Funds are substantially similar, ~~except that~~there are some differences as a result of the different investment approaches and the Acquiring Fund’s ETF structure. Most significantly, the Acquired Fund (unlike the Acquiring Fund) is subject to ~~certain~~ risks ~~specific to operating as an ETF. In addition, there are certain other differences in risks resulting from the differences in investment strategies between the Acquired and Acquiring Funds.~~associated with investments in bank loans, equity-related investments, convertible securities, and privately held companies, while the Acquiring Fund (unlike the Acquired Fund) is subject to risks associated with the use of quantitative models, investment in foreign securities, and trading risks associated with ETF shares.”

COMMENT 15	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please briefly explain the statement “We estimate brokerage commissions and other trading-related costs between 35 basis points and 65 basis points, though this will depend on the size of the portfolio, the portfolio holdings and market conditions at the time the repositioning occurs” in plain English.

Response:	The disclosure has been revised to state as follows:

“We estimate brokerage commissions and other trading-related costs to be between 35 basis points and 65 basis points~~, though this~~ (or approximately $500,000 to $930,000 based on assets as of December 31, 2022).This estimate is based on certain assumptions regarding the level of redemptions in advance of the repositioning. The actual costs will depend on the size of the portfolio, the portfolio holdings and market conditions at the time of the repositioning ~~occurs~~.”

January 24, 2023 Page 11

COMMENT 16	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please confirm if the statement “After the Reorganization, shareholders may redeem any or all of the Acquiring Fund shares they receive in the Reorganization at net asset value at any time, at which point a taxable gain or loss may be recognized” is accurate.

Response:	The statement has been deleted.

COMMENT 17	(Information Statement/Prospectus – Synopsis and Questions Related to the Reorganization)

Please compare the Funds’ performance directly.

Response:	The Registrant has added disclosure regarding each Fund’s performance. Please see the Attachment.

COMMENT 18	(Information Statement/Prospectus – Information About the Transaction)

Please ensure that the “Background and Reasons for the Reorganization” discussion addresses what the Board thought about each Fund’s performance and how that impacted its thoughts on which subadviser would manage the Fund going forward and which Fund would acquire the other. Please state the Board’s impression of the subadvisers and how this factor influenced its decision.

Response:	The following bullet point has been added to the disclosure:

“ • The performance of the Acquired Fund and Acquiring Fund, as well as backtested performance information for BlueCove’s strategy prior to the inception of the Acquiring Fund. The Trustees also considered the depth, knowledge and experience level of BlueCove’s investment team, the quality of the investment process and the culture of BlueCove.”

COMMENT 19	(Information Statement/Prospectus – Information About the Transaction)

State clearly the business reason for the Reorganization.

Response:	The disclosure has been revised to state as follows:

“Given limited growth opportunities for the Acquired Fund with Shenkman Capital as subadviser, Harbor Capital determined to evaluate potential changes for the Acquired Fund. Through its familiarity with BlueCove as subadviser for the Acquiring Fund, the Adviser has a high degree of investment conviction in BlueCove. Rather than proposing that BlueCove replace Shenkman Capital, the Adviser recommended to the Board that the Acquired Fund be reorganized into the Acquiring Fund with BlueCove continuing as subadviser of the combined fund. Harbor Capital believes that the shareholders of the Acquired Fund will benefit from the opportunity to continue to participate in an investment option focused on high-yield investments with lower expenses relative to the Acquired Fund and with the benefits of the ETF structure.”

January 24, 2023 Page 12

COMMENT 20	(Information Statement/Prospectus – Information About the Transaction)

Please include explanation of what the tax consequences are for shareholders who hold shares of the Acquired Fund in IRAs. More broadly, please ensure that the response includes discussion of tax imposition and any material tax impacts. Also discuss the possibility of shareholders rolling their investments in the Acquired Fund into other investments.

Response:	The Registrant has incorporated this comment and added the following disclosure under the section titled “Federal Income Tax Consequences”:

“Payment of cash to shareholders that hold Acquired Fund shares through an IRA held with the Acquired Fund or other retirement account may result in taxable distributions by the IRAs to their account holders. In some cases, IRA distributions may be subject to a 10% early distribution tax in addition to ordinary income tax on the amount distributed. Shareholders who transfer or rollover their investment in the Acquired Fund into another qualifying investment prior to Reorganization may be able to avoid such income or penalty taxes described above. Shareholders should consult their personal tax advisors.”

COMMENT 21	(Information Statement/Prospectus – Information About the Transaction)

Please explain the meaning of the following sentence and why it is appropriate: “Dechert LLP will express no view with respect to the effect of the Reorganization on any transferred assets as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon termination thereof, or (ii) upon the transfer of such assets regardless of whether such a transfer would otherwise be a non-taxable transaction.”

Response:

A tax-free reorganization may still result in taxable gains due to the end of an Acquired Fund’s tax year, but only with respect to certain types of investments such as passive foreign investment company interests and contracts covered by Section 1256 of the Internal Revenue Code. The referenced sentence refers to such situations.

*        *        *         *        *        *        *

January 24, 2023 Page 13

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Diana R. Podgorny, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

January 24, 2023 Page 14

Attachment

The following bar charts and tables are intended to help you understand and compare the risks and potential rewards of investing in the Funds. The bar charts show how the performance of the Acquiring Fund and of the Acquired Fund’s Institutional Class have varied from one calendar year to another over the periods shown.

During the time periods shown in the bar charts, the Funds’ highest and lowest returns for a calendar quarter were:

TOTAL RETURNS (QUARTER/YEAR)

	Target Fund	Acquiring Fund
Best Quarter	9.04% (Q2 2020)	5.32% (Q4 2022)
Worst Quarter	-11.89% (Q1 2020)	-8.48% (Q2 2022)

January 24, 2023 Page 15

AVERAGE ANNUAL TOTAL RETURNS – AS OF DECEMBER 31, 2022

Acquired Fund

Annualized
	One Year	Five Years	Ten Years	Since Inception

Retirement Class	(Inception Date 03-01-2016)[1]
Before Taxes	-8.68%	2.25%	3.37%	5.85%
Institutional Class	(Inception Date 12-01-2002)
Before Taxes	-8.75%	2.19%	3.32%	5.82%
After Taxes on Distributions	-10.77%	-0.02%	0.88%	N/A
After Taxes on Distributions and Sale of Fund Shares	-5.17%	0.76%	1.48%	N/A
Administrative Class	(Inception Date 12-01-2002)
Before Taxes	-9.04%	1.92%	3.06%	5.57%
Investor Class	(Inception Date 12-01-2002)
Before Taxes	-9.14%	1.81%	2.94%	5.43%
Comparative Index (reflects no deduction for fees, expenses or taxes)
ICE BofA U.S. High Yield (H0A0)[2]	-11.22%	2.12%	3.94%	7.16%
ICE BofA U.S. Non-Distressed High Yield (H0ND)[2]	-10.61%	2.30%	4.09%	6.39%

[1]

Retirement Class shares of the Acquired Fund commenced operations on March 1, 2016. The performance attributed to the Retirement Class shares prior to that date is that of the Institutional Class shares. Performance prior to March 1,2016 has not been adjusted to reflect the lower expenses of Retirement Class shares. During this period, Retirement Class shares would have had returns similar to, but potentially higher than, Institutional Class shares due to the fact that Retirement Class shares represent interests in the same portfolio as Institutional Class shares but are subject to lower expenses.

[2]	Since Inception return based on the inception date of the Institutional Class shares of the Acquired Fund.

Acquiring Fund

Annualized
	One Year	Since Inception[1]
Before Taxes	-7.89%	-6.13%
After Taxes on Distributions	-10.16%	-8.30%
After Taxes on Distributions and Sale of Fund Shares	-4.67%	-5.53%
Comparative Index (reflects no deduction for fees, expenses or taxes)
ICE BofA U.S. High Yield (H0A0) [2]	-11.22%	-8.59%

[1]	The Acquiring Fund commenced operations on September 14, 2021.

[2]	Since Inception return based on the inception date of the Acquiring Fund.